UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                          Synova Healthcare Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    87163H102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Plainfield Direct LLC
                           c/o Plainfield Asset Management LLC
                           55 Railroad Avenue
                           Greenwich, CT 06830

                           With a copy to:

                           Herrick, Feinstein LLP
                           2 Park Avenue
                           New York, NY 10016
                           Attention: Louis Goldberg, Esq.


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 12, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:      Plainfield Direct LLC

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power:         10,500,000 (1)
Shares                   -------------------------------------------------------
Bene-ficially by         8.    Shared Voting Power:       0
Owned by Each            -------------------------------------------------------
Reporting                9.    Sole Dispositive Power:    10,500,000 (1)
Person With              -------------------------------------------------------
                         10.   Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,500,000 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.78% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     OO
--------------------------------------------------------------------------------

(1) Includes (i) 5,000,000 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 44,146,780 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 17,686,780 shares of Common Stock outstanding as of November 8, 2006 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, (ii) approximately an additional 15,960,000 shares of Common Stock issued in connection with the closing of the transaction contemplated by the Agreement and Plan of Merger, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova 2006 Acquisition Corp., Allendale Pharmaceuticals, Inc., Galt Industries, Inc., Gene Detroyer and Robert Staab, (iii) 5,000,000 shares of Common Stock which are issuable upon the conversion of the Plainfield Note and (iv) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:      Plainfield Special Situations Master
                                     Fund Limited

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power:         10,500,000 (1)
Shares                   -------------------------------------------------------
Bene-ficially by         8.    Shared Voting Power:       0
Owned by Each            -------------------------------------------------------
Reporting                9.    Sole Dispositive Power:    10,500,000 (1)
Person With              -------------------------------------------------------
                         10.   Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,500,000 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.78% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

(1) Includes (i) 5,000,000 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 44,146,780 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 17,686,780 shares of Common Stock outstanding as of November 8, 2006 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, (ii) approximately an additional 15,960,000 shares of Common Stock issued in connection with the closing of the transaction contemplated by the Agreement and Plan of Merger, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova 2006 Acquisition Corp., Allendale Pharmaceuticals, Inc., Galt Industries, Inc., Gene Detroyer and Robert Staab, (iii) 5,000,000 shares of Common Stock which are issuable upon the conversion of the Plainfield Note and (iv) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:      Plainfield Direct Master Fund Limited

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power:         10,500,000 (1)
Shares                   -------------------------------------------------------
Bene-ficially by         8.    Shared Voting Power:       0
Owned by Each            -------------------------------------------------------
Reporting                9.    Sole Dispositive Power:    10,500,000 (1)
Person With              -------------------------------------------------------
                         10.   Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,500,000 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.78% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

(1) Includes (i) 5,000,000 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 44,146,780 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 17,686,780 shares of Common Stock outstanding as of November 8, 2006 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, (ii) approximately an additional 15,960,000 shares of Common Stock issued in connection with the closing of the transaction contemplated by the Agreement and Plan of Merger, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova 2006 Acquisition Corp., Allendale Pharmaceuticals, Inc., Galt Industries, Inc., Gene Detroyer and Robert Staab, (iii) 5,000,000 shares of Common Stock which are issuable upon the conversion of the Plainfield Note and (iv) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:      Plainfield Asset Management LLC

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power:         10,500,000 (1)
Shares                   -------------------------------------------------------
Bene-ficially by         8.    Shared Voting Power:       0
Owned by Each            -------------------------------------------------------
Reporting                9.    Sole Dispositive Power:    10,500,000 (1)
Person With              -------------------------------------------------------
                         10.   Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,500,000 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.78% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     OO
--------------------------------------------------------------------------------

(1) Includes (i) 5,000,000 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 44,146,780 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 17,686,780 shares of Common Stock outstanding as of November 8, 2006 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, (ii) approximately an additional 15,960,000 shares of Common Stock issued in connection with the closing of the transaction contemplated by the Agreement and Plan of Merger, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova 2006 Acquisition Corp., Allendale Pharmaceuticals, Inc., Galt Industries, Inc., Gene Detroyer and Robert Staab, (iii) 5,000,000 shares of Common Stock which are issuable upon the conversion of the Plainfield Note and (iv) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:      Max Holmes

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power:         10,500,000 (1)
Shares                   -------------------------------------------------------
Bene-ficially by         8.    Shared Voting Power:       0
Owned by Each            -------------------------------------------------------
Reporting                9.    Sole Dispositive Power:    10,500,000 (1)
Person With              -------------------------------------------------------
                         10.   Shared Dispositive Power:  0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,500,000 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.78% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------

(1) Includes (i) 5,000,000 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 44,146,780 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 17,686,780 shares of Common Stock outstanding as of November 8, 2006 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, (ii) approximately an additional 15,960,000 shares of Common Stock issued in connection with the closing of the transaction contemplated by the Agreement and Plan of Merger, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova 2006 Acquisition Corp., Allendale Pharmaceuticals, Inc., Galt Industries, Inc., Gene Detroyer and Robert Staab, (iii) 5,000,000 shares of Common Stock which are issuable upon the conversion of the Plainfield Note and (iv) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock ("Common Stock"), par value $.001 per share, of Synova Healthcare Group, Inc., a Nevada corporation ("Synova" or "Issuer"). The principal executive offices of Synova are located at 1400 N. Providence Road, Suite 6010, Media, Pennsylvania 19063.


Item 2.  Identity and Background

         This statement on Schedule 13D (the "Statement") is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Direct LLC, a Delaware limited liability company ("Plainfield Direct"); (ii) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempt company ("Master Fund"); (iii) Plainfield Direct Master Fund Limited, a Cayman Islands exempt company ("Direct Master Fund"), (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

         Set forth below is certain information relating to each of the Reporting Persons:

         (1) Plainfield Direct LLC

         Plainfield Direct is a Delaware limited liability company. The principal activity of Plainfield Direct is to invest primarily in debt and equity securities of private and public United States companies. The principal business address of Plainfield Direct is 55 Railroad Avenue, Greenwich, CT 06830. The majority owner of Plainfield Direct is Master Fund.

         During the last five years, Plainfield Direct has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (2) Plainfield Special Situations Master Fund Limited

         Master Fund is a Cayman Islands exempt company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Asset Management. The executive directors of Master Fund are:
         Max Holmes, David Bree and Roger Hanson (collectively referred to as the "Master Fund Directors").

         During the last five years, neither Master Fund nor, to the best of Master Fund's knowledge, any of the Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (3) Plainfield Direct Master Fund Limited

         Direct Master Fund is a Cayman Islands exempt company. The principal activity of Direct Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Direct Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Direct Master Fund is Asset Management. The executive directors of Direct Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Direct Master Fund Directors").

         During the last five years, neither Direct Master Fund nor, to the best of Direct Master Fund's knowledge, any of the Direct Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (4) Plainfield Asset Management LLC

         Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The majority owner of Asset Management is Max Holmes.

         During the last five years, Asset Management has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (5) Max Holmes

         The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management.

         During the last five years, Max Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Investment funds managed by the Reporting Persons in the amount of $5,000,000 were used to acquire the Plainfield Note and the Plainfield Warrant.

Item 4.  Purpose of Transaction

         For the purpose of making an investment in the Issuer, Plainfield Direct purchased (i) a 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct by Synova, as maker (the "Plainfield Note") and (ii) a Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct by Synova (the "Plainfield Warrant"). In connection therewith, Plainfield Direct entered into (i) a Securities Purchase Agreement, dated as of January 12, 2007, by and among Synova, Plainfield Direct and each of the other purchaser signatories thereto, (ii) a Registration Rights Agreement, dated as of January 12, 2007, by and among Synova, Plainfield Direct and each of the other purchaser signatories thereto and (iii) a Guarantee Agreement, dated as of January 12, 2007, by and among Synova, Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., as Guarantors, Plainfield Direct LLC and each of the other purchaser signatories thereto.

         Other than as set forth in this Statement, the Reporting Persons have no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

         The Reporting Persons intend continuously to review their rights and options and will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include one or more of the actions specified in paragraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of Synova:

         Plainfield Direct holds the Plainfield Note and the Plainfield Warrant. As a result, each of the Reporting Persons may be deemed to own an aggregate of 23.78% of Synova's Common Stock (which is calculated based upon a total of 44,146,780 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 17,686,780 shares of Common Stock outstanding as of November 8, 2006 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, (ii) approximately an additional 15,960,000 shares of Common Stock issued in connection with the closing of the transaction contemplated by the Agreement and Plan of Merger, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova 2006 Acquisition Corp., Allendale Pharmaceuticals, Inc., Galt Industries, Inc., Gene Detroyer and Robert Staab, (iii) 5,000,000 shares of Common Stock which are issuable upon the conversion of the Plainfield Note and (iv) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

(b) The Reporting Persons have the sole power to dispose or direct the disposition of 10,500,000 shares of Common Stock, including (i) 5,000,000 shares of Common Stock which are subject to the Plainfield Note and (ii) 5,500,000 shares of Common Stock which are subject to the Plainfield Warrant.

(c) Other than the Plainfield Note and the Plainfield Warrant, there have been no purchases or sales of Synova's Common Stock by the Reporting Persons, or other persons identified in Item 2(a) above, within the last sixty (60) days.

(d) Except as set forth herein, no person other than each respective owner referred to herein of Synova's Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1. 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., as maker (the "Plainfield Note"). The Plainfield Note, due January 12, 2012, is convertible, including any accrued and unpaid interest, if any, into 5,000,000 shares of Common Stock, commencing on January 12, 2007, at a conversion rate equal to $1.00, subject to certain adjustments as provided in the Plainfield Note. The Plainfield Note bears interest at a rate of 6.5% per annum, payable quarterly in cash, in arrears on each three month anniversary of January 12, 2007 (an "Interest Payment Date"); provided that, during the continuance of an Event of Default, the Plainfield Note will bear interest at the rate of 12% per annum. In lieu of paying interest in cash, Synova may, at its option, on each Interest Payment Date, pay accrued interest on the Plainfield Note in kind by increasing the unpaid principal amount of the Plainfield Note upon which interest will accrue.

2. Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc (the "Plainfield Warrant"). The Plainfield Warrant entitles Plainfield Direct to purchase 5,500,000 shares of Common Stock at an exercise price of $1.00 per share during the period beginning on January 12, 2007 and ending on or prior to the close of business on January 12, 2012.

3. Securities Purchase Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Plainfield Direct LLC and each of the other purchaser signatories thereto (the "Purchase Agreement"). The Purchase Agreement provides for the sale and purchase of Notes in the original aggregate principal amount of $15,000,000 (the "Notes"), including the Plainfield Note, and Warrants to purchase, in the aggregate, 16,500,000 shares of Common Stock (the "Warrants"), including the Plainfield Warrant.

4. Registration Rights Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Plainfield Direct LLC and each of the other purchaser signatories thereto (the "Registration Agreement"). The Registration Agreement sets forth the terms of the registration rights of the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants.

5. Guarantee Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., as Guarantors, Plainfield Direct LLC and each of the other purchaser signatories thereto (the "Guarantee"). The Guarantee sets forth the terms pursuant to which each Guarantor unconditionally guarantees, jointly with the other Guarantors and severally the obligations of Synova and the Guarantors under or pursuant to the Plainfield Note, Plainfield Warrant and other obligations in connection therewith.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1. 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., as maker, incorporated by reference to Exhibit 4.1.2 to Synova's Form 8-K filed with the SEC on January 17, 2006.

Exhibit 2. Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., incorporated by reference to Exhibit 4.2.2 to Synova's Form 8-K filed with the SEC on January 17, 2006.

Exhibit 3. Form of Securities Purchase Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc. and each of the purchaser signatories thereto, incorporated by reference to Exhibit 4.4 to Synova's Form 8-K filed with the SEC on January 17, 2006.

Exhibit 4. Guarantee Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., as Guarantors and each of the purchaser signatories thereto, incorporated by reference to Exhibit 4.5.1 to Synova's Form 8-K filed with the SEC on January 17, 2006.

Exhibit 5. Registration Rights Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc. and each of the purchaser signatories thereto, incorporated by reference to Exhibit 4.5.1 to Synova's Form 8-K filed with the SEC on January 17, 2006.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 22, 2007
                                       PLAINFIELD DIRECT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD DIRECT MASTER FUND LIMITED

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       /s/ MAX HOLMES
                                       -----------------------------------------
                                       MAX HOLMES

               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: January 22, 2007

                                       PLAINFIELD DIRECT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD DIRECT MASTER FUND LIMITED

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       /s/ MAX HOLMES
                                       -----------------------------------------
                                       MAX HOLMES